Exhibit 99.1

Mandalay Digital Reports Fiscal 2015 Second Quarter Financial Results

Announced Definitive Agreement to Acquire Appia

— Management to Discuss Transaction, Customer Updates and Current Quarter Results

During Conference Call at 4:30 p.m. ET Today —

Los Angeles, CA – November 13, 2014 – Mandalay Digital Group, Inc. (Nasdaq: MNDL; the “Company” or “Mandalay Digital”), a leading provider of mobile technology solutions through its wholly owned subsidiary Digital Turbine, today announced financial results for the fiscal 2015 second quarter ended September 30, 2014.

Recent Highlights:

•	Announces Definitive Agreement to acquire Appia;

•	Acquired app search engine, contextual advertising technologies, customers and staff from Xyo;

•	Signed multi-year agreement with Verizon for Ignite and IQ;

•	Launched DT Ignite with Verizon on Samsung Galaxy Note 4, LG G3, LG G-Pad, and HTC Desire;

•	DT Ignite currently installed on over 2 million devices;

•	Launched Ignite with SingTel subsidiary, Globe Philippines;

•	Launched expanded Content Management and DT Pay services in Singapore and the Philippines;

•	Launched DT IQ on ZTE ZMax and Sony Xperia Z3;

•	Reiterated expected IQ installations to reach 1 million devices by the end of fiscal 2015;

•	Significant growth in advertising revenue in October and November;

•	Cash, cash equivalents and restricted cash balance solid at $16.9 million.

Revenue1 for the fiscal 2015 second quarter, comprised principally of sales of DT Content and DT Pay, was $5.5 million, compared with $5.6 million for the fiscal 2015 first quarter. The revenue results do not yet include a meaningful contribution from the Company’s DT Ignite and DT IQ products, which began ramping toward the end of the fiscal second quarter.

“DT Ignite launched in the United States late this summer, and thus far in the third quarter we are seeing great traction and ongoing strong demand. November monthly DT Ignite revenue-to-date is greater than for all of July and August combined, and total Company unaudited revenues, excluding one-time items, for October were nearly 20% higher than for September,” said Bill

[1]

Mandalay Digital’s divestiture of Twistbox Entertainment in the fiscal 2014 fourth quarter is reflected as discontinued operations. All periods presented have been revised to reflect this presentation. Unless otherwise noted, all discussions in this press release relate to continuing operations.

Mandalay Digital Reports Fiscal 2015 Second Quarter Financial Results

November 13, 2014

Stone, CEO of Mandalay Digital. “While our revenue results fluctuate as a result of the timing and sell-through of devices on which our software resides, we remain confident in our ability to produce positive long-term results. As we head into the holiday shopping season, as our carrier partners introduce new devices, and as DT IQ gets set to launch in the U.S. at the end of this calendar year, we are anticipating accelerating growth through the second half of fiscal 2015.”

Gross profit grew to $1.8 million for the second quarter of fiscal 2015, versus $1.4 million for the first quarter of fiscal 2015. The increase was primarily related to sales mix. Adjusted gross profit and adjusted gross margin, excluding the amortization of intangibles (which the Company refers to as non-GAAP adjusted gross profit and non-GAAP adjusted gross margin), improved to $2.1 million and approximately 39%, respectively, for the fiscal 2015 second quarter, compared with $1.8 million and approximately 32%, respectively, for the first quarter of fiscal 2015. The increase in non-GAAP adjusted gross profit and non-GAAP adjusted gross margin was primarily related to sales mix. A table reconciling non-GAAP adjusted gross profit and non-GAAP adjusted gross margin to GAAP gross profit and gross margin can be found in the tables at the end of this press release.

Total operating expenses for the fiscal 2015 second quarter were $6.4 million, compared with $6.1 million, for the first quarter of fiscal 2015. The increase was primarily related to costs to support the Company’s launches for current and expected future customers. Total operating expenses for the fiscal 2015 second quarter included $1.6 million of non-cash items, comprised of depreciation and stock based compensation. Total operating expenses for the fiscal 2015 first quarter included $1.5 million in non-cash items, comprised of depreciation and stock based compensation.

Net loss from continuing operations, net of incomes taxes, for the fiscal 2015 second quarter was $5.2 million, or ($0.14) per share, based on 37.5 million weighted average shares outstanding. Net loss from continuing operations, net of income taxes, for the fiscal 2015 first quarter was $4.6 million, or ($0.12) per share, based on 37.4 million weighted average common shares outstanding.

Non-GAAP adjusted EBITDA loss (which excludes certain cash and non-cash expenses; see full definition below) for the second quarter of fiscal 2015 improved to $2.7 million, from $2.9 million for the first quarter of fiscal 2015. A table reconciling non-GAAP adjusted EBITDA loss to GAAP net loss can be found at the end of this press release.

Cash, cash equivalents and restricted cash totaled $16.9 million at September 30, 2014, compared with $22.0 million at March 31, 2014. Mandalay Digital is debt-free, with a working capital position of $11.6 million at the end of the second quarter of fiscal 2015.

Business Outlook

The Company plans to update its fiscal 2015 business outlook during its conference call today at 4:30 p.m. ET. This discussion may contain material non-public information.

Mandalay Digital Reports Fiscal 2015 Second Quarter Financial Results

November 13, 2014

Appia Transaction

In a separate press release issued today, the Company announced it has entered into a definitive merger agreement to acquire Appia, the leading independent mobile user acquisition network.

About Mandalay Digital Group

Mandalay Digital Group, Inc., through its wholly owned subsidiary, Digital Turbine, provides mobile solutions for wireless carriers globally to enable them to better monetize mobile content. The Company’s products include mobile application management through DT Ignite, user experience and discovery through DT IQ, application stores and content through DT Marketplace, and content management and mobile payments through DT Pay. With global headquarters in Los Angeles, and offices in the U.S., Asia Pacific and EMEA, Mandalay Digital’s solutions are used by more than 31 million consumers each month across more than 20 global operators. For additional information, visit www.mandalaydigital.com.

Conference Call

Management will host a conference call, today at 4:30 p.m. ET to discuss its fiscal 2015 second quarter financial results and the Appia transaction. To participate, interested parties should dial 866-652-5200 in the United States or 412-317-6060 from international locations, conference ID 10055432. A webcast of the conference call will be available at ir.mandalaydigital.com with an accompanying slide presentation that may be accessed on that page and through the webcast link.

A playback of the call will be available until November 20, 2014 by dialing 877-344-7529 within the United States or 412-317-0088 from international locations, passcode 10055432.

Use of Non-GAAP Financial Measures

To supplement the Company’s condensed financial statements presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), Mandalay Digital uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include non-GAAP gross profit and gross margin and non-GAAP adjusted EBITDA. Reconciliations to the nearest GAAP measures of all non-GAAP measures included in this press release can be found in the tables below.

Non-GAAP measures are provided to enhance investors’ overall understanding of the Company’s current financial performance, prospects for the future and as a means to evaluate period-to-period comparisons. The Company believes that these non-GAAP measures provide meaningful supplemental information regarding financial performance by excluding certain expenses and benefits that may not be indicative of recurring core business operating results. The Company believes the non-GAAP measures that exclude such items when viewed in conjunction with GAAP results and the accompanying reconciliations enhance the comparability of results against prior periods and allow for greater transparency of financial results. The Company believes non-GAAP measures facilitate management’s internal comparison of its financial performance to that of prior periods as well as trend analysis for budgeting and planning purposes. The presentation of non-GAAP measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

Mandalay Digital Reports Fiscal 2015 Second Quarter Financial Results

November 13, 2014

Non-GAAP gross profit and gross margin are defined as GAAP gross profit and gross margin adjusted to exclude the effect of intangible amortization expense. Readers are cautioned that non-GAAP gross profit and gross margin should not be construed as an alternative to gross margin determined in accordance with U.S. GAAP as an indicator of profitability or performance, which is the most comparable measure under GAAP.

Non-GAAP adjusted EBITDA is calculated as GAAP net loss excluding the following cash and non-cash expenses: interest expense, foreign transaction gains (losses), debt financing and non-cash related expenses, debt discount and non-cash debt settlement expense, gain or loss on extinguishment of debt, income taxes, asset impairment charges, depreciation and amortization, stock-based compensation expense, change in fair value of derivatives, and accruals for one-time and discretionary bonuses. Because adjusted EBITDA is a non-GAAP measure that does not have a standardized meaning, it may not be comparable to similar measures presented by other companies. Readers are cautioned that Non-GAAP adjusted EBITDA should not be construed as an alternative to net income (loss) determined in accordance with U.S. GAAP as an indicator of performance, which is the most comparable measure under GAAP.

Non-GAAP gross profit and gross margin and adjusted EBITDA are used by management as internal measures of profitability and performance. They have been included because the Company believes that the measures are used by certain investors to assess the Company’s financial performance before non-cash charges and certain costs that the Company does not believe are reflective of its underlying business.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Mandalay Digital intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement and a prospectus. The definitive proxy statement/prospectus will contain important information about the proposed transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Mandalay Digital with the SEC at the SEC’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Mandalay Digital’s website at www.mandalaydigital.com, or requested from Mandalay Digital by mail at 2811 Cahuenga Boulevard West, Los Angeles, CA 90068, or by directing a request to MacKenzie Partners, Inc., 105, Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

Mandalay Digital Reports Fiscal 2015 Second Quarter Financial Results

November 13, 2014

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Mandalay Digital. However, Mandalay Digital and its directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from Mandalay Digital’s stockholders in respect of the proposed transaction. Information regarding the directors and executive officers of Mandalay Digital may be found in its Form 10-K/A for the fiscal period ended March 31, 2014, which was filed with the SEC on July 29, 2014. Other information regarding the interests of those persons and other persons in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described in the preceding paragraph.

Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements in this news release that are not statements of historical fact and that concern future results from operations, financial position, economic conditions, product releases and any other statement that may be construed as a prediction of future performance or events, including that Mandalay Digital’s products will experience momentum and continued or substantial growth, that Mandalay Digital will experience success with its business plan, projected installation levels of our products, expansion of Tier 1 carrier relationships, and product availability in the current and future calendar years are forward-looking statements that speak only as of the date made and which involve known and unknown risks, uncertainties and other factors which may, should one or more of these risks uncertainties or other factors materialize, cause actual results to differ materially from those expressed or implied by such statements. These factors include the inherent and deal specific challenges in converting discussions with carriers into actual contractual relationships, product acceptance of a new product such as DT Ignite or DT IQ in a competitive marketplace, device sell through for any specific device or series of devices, the potential for unforeseen or underestimated cash requirements or liabilities, the impact of currency exchange rate fluctuations on our reported GAAP financial statements, the Company’s ability as a smaller company to manage international operations, its ability given the Company’s limited resources to identify and consummate acquisitions, varying and often unpredictable levels of orders, the challenges inherent in technology development necessary to maintain the Company’s competitive advantage such as adherence to release schedules and the costs and time required for finalization and gaining market acceptance of new products, changes in economic conditions and market demand, rapid and complex changes occurring in the mobile marketplace, pricing and other activities by competitors, and other risks including those described from time to time in Mandalay Digital Group’s filings on Forms 10-K and 10-Q with the Securities and Exchange Commission (SEC), press releases and other communications. You should not place undue reliance on these forward-looking statements. The company does not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Mandalay Digital Reports Fiscal 2015 Second Quarter Financial Results

November 13, 2014

For more information, contact:

Laurie Berman/Matt Sheldon

PondelWilkinson Inc.

(310) 279-5980

pwinvestor@pondel.com

(Financial Tables Follow)

Mandalay Digital Reports Fiscal 2015 Second Quarter Financial Results

November 13, 2014

MANDALAY DIGITAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(unaudited)

	3 Months Ended September 30, 2014	3 Months Ended September 30, 2013	6 Months Ended September 30, 2014	6 Months Ended September 30, 2013
Net revenues	$5,462	$6,759	$11,016	$11,543

Cost of revenues
License fees	3,316	3,919	7,112	6,633
Other direct cost of revenues	345	456	689	859

Total cost of revenues	3,661	4,375	7,801	7,492

Gross profit	1,801	2,384	3,215	4,051

Operating expenses
Product development	2,155	2,407	4,114	3,995
Sales and marketing	743	536	1,504	909
General and administrative	3,548	3,293	6,922	7,092

Total operating expenses	6,446	6,236	12,540	11,996

Loss from operations	(4,645)	(3,852)	(9,325)	(7,945)
Interest and other income / (expense)
Interest income / (expense)	(131)	(194)	(128)	(1,633)
Foreign exchange transaction gain / (loss)	(1)	27	(7)	56
Change in fair value of warrant derivative liabilities gain / (loss)	—	(811)	—	(811)
Loss on extinguishment of debt	—	(442)	—	(442)
Gain / (loss) on settlement of debt	—	33	(10)	33
Gain/ (loss) on disposal of fixed assets	—	4	2	2
Gain on change on valuation of long term contingent liability	—	603	—	603
Other income	3	—	12	—

Interest and other expense	(129)	(780)	(131)	(2,192)

Loss from operations before income taxes	(4,774)	(4,632)	(9,456)	(10,137)
Income tax provision / (benefit)	427	85	355	2

Net loss from continuing operations, net of taxes	(5,201)	(4,717)	(9,811)	(10,139)
Loss from operations of discontinued component (including gain on disposal of $0 and $3,217)	—	(1,505)	—	(1,768)

Net (loss)/profit	$(5,201)	$(6,222)	$(9,811)	$(11,907)

Other comprehensive income:
Foreign currency translation adjustment	$32	$333	$70	$438
Comprehensive loss:	$(5,169)	$(5,889)	$(9,741)	$(11,469)

Basic and diluted net loss per common share	$(0.14)	$(0.25)	$(0.26)	$(0.53)

Continuing operations	$(0.14)	$(0.19)	$(0.26)	$(0.45)
Discontinued operations	$—	$(0.06)	$—	$(0.08)
Net loss	$(0.14)	$(0.25)	$(0.26)	$(0.53)

Weighted average common shares outstanding, basic and diluted	37,504	25,232	37,464	22,636

Mandalay Digital Reports Fiscal 2015 Second Quarter Financial Results

November 13, 2014

MANDALAY DIGITAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(unaudited)
	September 30, 2014	March 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$16,715	$21,805
Restricted cash	200	200
Accounts receivable, net of allowances of $0 and $0, respectively	4,337	5,102
Deposits	86	24
Prepaid expenses and other current assets	349	350

Total current assets	21,687	27,481
Property and equipment, net	422	465
Deferred tax assets	541	3,238
Intangible assets, net	6,913	9,074
Goodwill	6,309	4,837

TOTAL ASSETS	$35,872	$45,095

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$3,817	$2,943
Accrued license fees	2,373	3,395
Accrued compensation	2,122	1,681
Deferred tax liabilities	1,024	2,987
Other current liabilities	708	900

Total current liabilities	10,044	11,906
Long term contingent liability, less discount of $0 and $762, respectively	—	238

Total liabilities	$10,044	$12,144

Stockholders’ equity
Preferred stock
Series A convertible preferred stock at $0.0001 par value; 200,000 shares authorized, 100,000 issued and outstanding (liquidation preference of $1,000,000)	100	100
Common stock, $0.0001 par value: 200,000,000 shares authorized; 38,538,403 issued and 37,783,804 outstanding at September 30, 2014; 38,143,028 issued and 37,388,429 outstanding at March 31, 2014;	7	7
Additional paid-in capital	196,040	193,422
Treasury Stock (754,600 shares at September 30, 2014 and March 31, 2014)	(71)	(71)
Accumulated other comprehensive loss	(129)	(199)
Accumulated deficit	(170,119)	(160,308)

Total stockholders’ equity	25,828	32,951

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$35,872	$45,095

Mandalay Digital Reports Fiscal 2015 Second Quarter Financial Results

November 13, 2014

MANDALAY DIGITAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	6 Months Ended September 30, 2014	6 Months Ended September 30, 2013
Cash flows from operating activities
Net (loss)/income	$(9,811)	$(11,908)
Adjustments to reconcile net loss to net cash used in operating activities:

Loss on disposal of discontinued operations, net of taxes		1,653
Depreciation and amortization	737	1,037
Amortization of debt discount	—	186
Interest and PIK interest accrued	—	36
Finance costs	—	1,869
Stock and Stock option compensation	1,807	410
Stock issued for services	248	1,803
Warrants issued for services	—	406
Revaluation of contingent liability	—	(603)
Increase / (decrease) in fair value of derivative liabilities	—	811

(Increase) / decrease in assets, net of effect of disposal of subsidiary:
Accounts receivable	764	(1,011)
Deposits	(62)	515
Deferred tax assets	2,697	—
Prepaid expenses and other current assets	1	142
Increase / (decrease) in liabilities, net of effect of disposal of subsidiary:
Accounts payable	875	418
Accrued license fees	(1,022)	2,607
Accrued compensation	442	151
Other liabilities and other items	(2,154)	(2,415)

Net cash used in operating activities	(5,478)	(3,893)

Cash flows from investing activities
Purchase of property and equipment	(6)	(31)
Settlement of contingent liability	9	—
Cash used in acquisition of subsidiary	—	(1,287)
Cash acquired with acquisition of subsidiary	—	513

Net cash used in investing activities	3	(805)

Cash flows from financing activities
Repayment of debt obligations	—	(3,657)
Issuance of shares for cash	—	14,924
Warrant exercised	375	—

Net cash provided by financing activities	375	11,267

Effect of exchange rate changes on cash and cash equivalents	10	88

Net change in cash and cash equivalents	(5,090)	6,657
Cash and cash equivalents, beginning of period	21,805	1,149

Cash and cash equivalents, end of period	$16,715	$7,806

Supplemental disclosure of cash flow information:
Taxes paid	$—	$—

Noncash investing and financing activities:
Supplemental disclosure of non-cash investing and financing activities:
Contingency earn out on acquisition of subsidiary, net of discount	$—	$238

Common stock of the Company issued for acquisition of subsidiary	$—	$4,449

Mandalay Digital Reports Fiscal 2015 Second Quarter Financial Results

November 13, 2014

MANDALAY DIGITAL GROUP, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP and NON-GAAP FINANCIAL MEASURES

(In thousands and unaudited)

GROSS MARGIN TO NON-GAAP GROSS MARGIN

	3 Months Ended September 30, 2014	3 Months Ended June 30, 2014
Revenue	$5,462	$5,554
Gross profit	$1,801	$1,414
Gross margin percentage	33.0%	25.5%
Add back: Amortization of intangibles	$345	$344
Non-GAAP gross profit	$2,146	$1,758
Non-GAAP gross margin percentage	39.3%	31.7%

NET LOSS TO ADJUSTED EBITDA

	3 Months Ended September 30, 2014	3 Months Ended June 30, 2014
Net Loss	$(5,201)	$(4,610)
Add back items:
Other (income) / expense	(3)	2
Interest expense, net of interest income	131	—
Depreciation and amortization	368	369
Stock Compensation	1,161	894
Bonuses	386	537
Tax Expense	427	(72)
Adjusted EBITDA	$(2,731)	$(2,880)